Exhibit (c)


FAIRNESS OPINION OF CLSA

July 18, 2000


The Board of Directors
Shandong Huaneng Power Development Co. Limited
36 Yuhan Road
Jinan, Shandong Province
People's Republic of China


Dear Sirs

You have requested our opinion as to the fairness from a financial point of view to the holders and beneficial owners of the outstanding Ordinary A Shares and Ordinary N Shares, including N Shares represented by American Depositary Shares ("ADS"), each of par value RMB1.00 (collectively, the "Ordinary Shares") of Shandong Huaneng Power Development Co. Limited (the "Company") of the RMB1.34 per Ordinary A Share and US$0.1618 per Ordinary N Share (representing US$8.09 per ADS) in cash (the "Merger Consideration") to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger by Absorption, dated July 18, 2000 (the "Agreement"), between the Company and Huaneng Power International, Inc. ("Huaneng Power"), pursuant to which the Company will be merged (the "Merger") with and into Huaneng Power.

Pursuant to the Agreement, all outstanding Ordinary Shares, except for any Ordinary Shares the holders of which have validly exercised their appraisal rights under applicable law, will be converted into the right to receive the Merger Consideration. After giving effect to the Merger, the Company will be de-listed from the New York Stock Exchange and subsequently cease to exist.

CLSA, as financial adviser to Shandong Huaneng, has been involved in the process of the price negotiations with Huaneng Power and its financial advisers leading to the determination of the Merger Consideration. In arriving at our opinion, we have reviewed the Agreement and certain financial and other business information that was publicly available or furnished to us by the Company, including information provided during discussions with management, for recent years and interim periods to date. Included in the information provided during discussions with management were certain internal financial forecasts and projections of the Company prepared by the management of the Company.

We have met with the management of the Company to review and discuss such information and the Company's business, operations, assets, financial condition and future prospects. In addition, we have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for various other companies whose securities are traded in public markets, which we believe may be similar or comparable to the Company. We have also reviewed the historical stock prices and trading volumes of the ADSs, reviewed prices and premiums paid in certain other recent acquisition or business combination transactions and conducted such other financial studies, analyses and investigations we deemed appropriate for purposes of rendering this opinion.

In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives or that was otherwise reviewed by us, and we have not attempted independently to verify any of such information. With respect to the financial projections supplied to us by the Company, we have relied on representations that they were prepared in good faith and on bases reflecting the best currently available judgments and estimates of the management of the Company as to the future operating and financial performance of the Company. In addition, we have not conducted any physical inspection of the properties or facilities of the Company or assumed any responsibility for making an independent evaluation of any assets or liabilities of the Company.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

CLSA Equity Capital Markets Limited ("CLSA"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CLSA has performed investment banking services for Huaneng Power in the past and has been compensated for such services. We will receive a fee from the Company for rendering this opinion.

Based upon and subject to the foregoing and such other factors as we deem relevant, including the various assumptions and limitations set forth herein, we are of the opinion that as of the date hereof, the Merger Consideration to be received by the shareholders of the Company pursuant to the Agreement is fair from a financial point of view to such shareholders.


Yours faithfully,
CLSA EQUITY CAPITAL MARKETS LIMITED
Richard Taylor
Managing Director